Exhibit 99.3
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Regn No: 199503003D)
60B Orchard Road
#06-18 Tower 2
The Atrium @ Orchard
Singapore 238891
Tel: 6828 6828
Fax: 6821 1162
Date: March 1, 2007
Chairman and Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Gentlemen:
     Singapore Technologies Semiconductors Pte Ltd (“STS”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, is pleased to advise you that it intends to commence a voluntary cash tender offer for all outstanding ordinary shares of STATS ChipPAC Ltd. (the “Company”), including any shares represented by American Depositary Shares. STS intends to offer to purchase the shares for a cash purchase price of S$1.75 per share (the “Offer Price”), or S$17.50 per ADS. However, if STS acquires sufficient shares during the offer to permit STS to institute a compulsory acquisition under Singapore law of the remaining shares of the Company, STS would pay a purchase price of S$1.88 per share (the “Higher Offer Price”), or S$18.80 per ADS, for all shares tendered in the offer. For this purpose, STS would need to acquire a minimum of 90% of the outstanding shares of the Company, other than those owned by STS and its related corporations when it commences the offer.
     The Offer Price represents a premium of approximately 18.2% over the closing price of the shares on the Singapore Stock Exchange on February 28, 2007, 40.5% over the average closing price of the shares during the past three months and 55.1% over the average closing price of the shares during the past six months. The Higher Offer Price represents a premium of approximately 27.0% over the closing price of the shares on February 28, 2007, 51.0% over the average closing price of the shares during the past three months and 66.6% over the average closing price of the shares during the past six months.
     The tender offer will be conditioned upon, among other matters, the tender of such number of shares to STS that, together with the shares already acquired or agreed to be acquired by STS before or during the offer, will result in STS and its concert parties holding more than 50% of the total outstanding shares of the Company. If STS acquires sufficient shares during the offer to permit STS to institute a compulsory acquisition under Singapore law of the remaining shares of the Company, STS intends to exercise such rights and to acquire the remaining shares at the Higher Offer Price.
     We believe that STS’s offer to acquire the ordinary shares of the Company represents a unique opportunity for the Company’s shareholders to realize the value of their shares at a premium to the Company’s current and recent share price. STS has been a long-term shareholder of the Company and continues to believe in the prospects of the Company. STS would like to increase its shareholding in the Company.

     As a long-term shareholder of the Company, we wish to acknowledge the efforts of the board and management. We appreciate the contribution you have made to improve the business in a challenging environment.
     A draft of the offer announcement is attached for your information. We expect to make the offer announcement prior to the Singapore market opening on March 1, 2007.
     STS expects that the Company’s board of directors will form a special committee consisting of independent directors to consider the tender offer and to make a recommendation to the Company’s shareholders with respect to the tender offer.

Sincerely,
/s/ Lena Chia Yue Joo
Lena Chia Yue Joo Director For and on behalf of Singapore Technologies Semiconductor Pte Ltd

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